Exhibit 12.1

Ratio of Earnings to Fixed Charges

	For Years Ended
	October 31, 2017	October 31, 2016	October 31, 2015	October 31, 2014	October 31, 2013
Earnings:
Add:
Income from continuing operations before taxes	$803	$544	$480	$229	$293
Fixed Charges	98	92	87	128	125
Total	$901	$636	$567	$357	$418
Fixed Charges:
Interest expense	78	71	65	107	105
Estimate of interest within rental expense (1)	19	20	21	18	18
Amortization of capitalized expenses related to indebtedness	1	1	1	3	2
Total	98	92	87	128	125
Ratio of earnings to fixed charges	9.19	6.91	6.52	2.79	3.34

(1) We estimate one-third of our total rental expense to be related to interest.